UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-32185

IRC Retail Centers Inc.

(Exact name of registrant as specified in its charter)

814 Commerce Drive, Suite 300

Oak Brook, Illinois 60523

(888) 331-4732

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

8.125% Series A Cumulative Redeemable Preferred Stock, $0.01 par value

6.950% Series B Cumulative Redeemable Preferred Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: 1

8.125% Series A Cumulative Redeemable Preferred Stock:  60

6.950% Series B Cumulative Redeemable Preferred Stock:  37

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

IRC Retail Centers Inc.

Date:	April 10, 2016	By:	/s/ Mark E. Zalatoris
		Name:	Mark E. Zalatoris
		Title:	President and Chief Executive Officer